SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)



                           Hornby International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    000-50236
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                  Scott E. Rapfogel, Esq., 488 Madison Avenue,
                     New York, NY 10022 Tel:(212) 400-6900
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 7, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------                    -------------------------------------
        CUSIP No. 000-50236
---------------------------------------------                    -------------------------------------

--------- --------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS:  China Sea Holdings, LLC
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------- --------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                               (b)  |_|
--------- --------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- --------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS      WC
--------- --------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)
          |_|
--------- --------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          NEVADA
--------- --------------------------------------------------------------------------------------------
       NUMBER OF
        SHARES            7    SOLE VOTING POWER                         1,000,000
                         ----- -----------------------------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                       0
                         ----- -----------------------------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER                    1,000,000
                         ----- -----------------------------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER                  0
------------------------ ----- -----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,000,000
--------- --------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                                        |_|
--------- --------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:                                     89.2%
--------- --------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                                              IC
--------- --------------------------------------------------------------------------------------------

---------------------------------------------                    -------------------------------------
        CUSIP No. 000-50236
---------------------------------------------                    -------------------------------------

--------- --------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS:  John M. Probandt
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------- --------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                               (b)  |_|
--------- --------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- --------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS            N/A
--------- --------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)
          |_|
--------- --------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
--------- --------------------------------------------------------------------------------------------
       NUMBER OF
        SHARES            7    SOLE VOTING POWER                         1,000,000
                         ----- -----------------------------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                       0
                         ----- -----------------------------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER                    1,000,000
                         ----- -----------------------------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER                  0
------------------------ ----- -----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,000,000
--------- --------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                                        |_|
--------- --------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:                                     89.2%
--------- --------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                                              IN
--------- --------------------------------------------------------------------------------------------

Item 1.       Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, $.001 par value (the "Common Stock"), of Hornby International, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1701 Broadway 255, Vancouver, WA 98667.

Item 2.       Identity and Background.

This statement on Schedule 13D is being filed on behalf of China Sea Holdings LLC and John Probandt (each a "Reporting Person" and collectively the "Reporting Persons"), China Sea Holdings LLC ("China Sea") is a Nevada limited liability corporation 100% owned by John Probandt. Its principal business address is 1701 Broadway 255, Vancouver, WA 98667

John Probandt is a United States citizen. His principal business address is 1701 Broadway 255, Vancouver, WA 98667 and his principal occupations are serving as the Managing Director of Rising Star Holdings, an international investment company and serving as the President, Chief Executive and Financial Officer and Secretary of the Issuer.

During the last five years, Mr. Probandt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Probandt was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

China Sea paid for the share purchase from its working capital. The amount of cash utilized was $300,000

Item 4.       Purpose of Transaction.

Investment.


Item 5.       Interest in Securities of the Issuer.

              (a) China Sea is the direct and beneficial owner of 1,000,000 shares of the Issuer's Common Stock, which represents approximately 89.2% of the issued and outstanding shares of the Issuer's Common Stock, based on 1,121,000 issued and outstanding shares.

              (b) The Reporting Persons have sole voting power with respect to, and the sole power to dispose or to direct the disposition of, the shares of the Issuer's Common Stock owned by China Sea.

              (c) The Reporting Persons have not effected any transaction in the Issuer's Common Stock during the past 60 days.

              (d)   Not Applicable

              (e)   Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships With the Issuer.

John Probandt, the beneficial owner of China Sea, is a director of the Issuer and the Issuer's sole executive officer.


Item 7.           Material to be Filed as Exhibits

1.       Joint Filing Agreement

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         CHINA SEA HOLDINGS, LLC


Dated: _______, 2006                     By:
                                            ------------------------------------
                                             John M. Probandt, President and CEO


                                         ---------------------------------------
                                         JOHN M. PROBANDT

                                    EXHIBIT 1

                                  SCHEDULE 13D

               AGREEMENT TO FILE A JOINT STATEMENT ON SCHEDULE 13D


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.


Dated:  __________, 2006                 CHINA SEA HOLDINGS, LLC


                                         By:
                                            ------------------------------------
                                             John Probandt, President and CEO


                                         ---------------------------------------
                                         JOHN M. PROBRANDT